SECURITIE 03011738 SION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

RECEIVED MAR 3 1 2003 187 SEC MAIL PROCESSING SECTION WASH D.C.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADSPAN CAPITAL LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 PONCE DE LEON BOULEVARD
(No. and Street)

CORAL GABLES	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELSA COCURULL (305) 445-2939
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name - *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE	MIAMI	FLORIDA	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL GERRARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADSPAN CAPITAL LTD., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.

Signature FKDL

Managing Partner
Title

Notary Public

Shayesta A. Ahmed
MY COMMISSION # DD164879 EXPIRES
December 1, 2006
BONDED THRU TROY FAIN INSURANCE, INC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

BROADSPAN CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
Broadspan Capital, Ltd.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Broadspan Capital, Ltd. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broadspan Capital, Ltd. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin, Co.

Miami, Florida
March 14, 2003

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

BROADSPAN CAPITAL, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	110,969
ACCOUNTS RECEIVABLE		39,992
INVESTMENT IN LIMITED PARTNERSHIP		40,000
PROPERTY AND EQUIPMENT (NOTE 3)		21,269
OTHER ASSETS		49,450
	$	261,680

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	53,746
LEASE COMMITMENTS (NOTE 5)		
MEMBERS' EQUITY		207,934
	$	261,680

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Broadspan Capital, Ltd. (the Company) is a broker-dealer specializing in investment banking services. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, restructurings, corporate finance, and assists clients with their financing requirements, including the raising of capital. In July 2000, the Company was formed in the State of Delaware as limited partnership, however effective October 2002 the Company was converted to a Delaware limited liability company. The Company's membership in the National Association of Securities Dealers, Inc. became effective February 11, 2002.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Investment in Limited Partnership

During the period, the Company acquired a nominal percent ownership in a privately held limited partnership. The Company accounts for its investment using the cost method.

Receivables

Accounts receivable is uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all advances to members and accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2002 management has an allowance for doubtful accounts of $30,000 on the accounts receivable balances.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Furniture and fixtures	$	13,375
Computer and office equipment		21,620
		34,995
Less accumulated depreciation and amortization	(	13,726)
	$	21,269

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-eighth (for the initial year, then one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $57,223, which exceeded requirements by $50,505, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.94 to 1.

NOTE 5. LEASE COMMITMENTS

The Partnership is obligated under non-cancelable operating leases and service contracts for office space and equipment.

Approximate future minimum payments under non-cancelable operating leases and service contracts for years subsequent to December 31, 2002 are as follows:

2003	$	52,800
2004		25,300
2005		2,800
2006		300
	$	81,200

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, which is three to seven years.

Income Taxes

The Company is organized as a Delaware limited liability company and, accordingly, is not subject to federal or state income taxes. The income or loss of the Company is includible in the tax returns of its members.

Revenue Recognition

The Company recognizes its revenue as services are provided or upon successful completion of certain investment banking transactions.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Advances

The Company has advanced money to members with no contractual repayment terms. During the year $145,443 was advanced, and at December 31, 2002 the members owed $254,340. This amount has been reflected as a reduction to members' equity at December 31, 2002.

Representative Office

The Company maintains a representative sales office Rio de Janeiro, Brazil, that is owned by an entity related by common ownership.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com